Exhibit 99.1

FAQ Regarding Employee Equity

Jamba, Inc.

FAQs Regarding Treatment of Employees’ Equity in the Merger

August 9, 2018

Status of Merger Transaction

Q:                                  What is the status of Focus Brands’ acquisition of Jamba that was announced on August 2, 2018?

A:                                   On August 2, 2018, Jamba, Inc. and Focus Brands Inc. (“Focus”) entered into a merger agreement.  Under its terms, a subsidiary of Focus will commence a tender offer to purchase all of the outstanding Jamba common stock for $13.00 per share in cash (the “Offer”).  Following a successful completion of the tender offer, Focus will acquire all remaining shares not tendered through a merger in which Jamba stockholders will be entitled to receive the same $13.00 per share in cash. The companies expect to close the transaction in the third quarter of 2018.

See “Additional Information” below for information regarding how you may obtain a copy of Jamba’s Form 8-K describing the transaction.

Q:                                  What will happen in the tender offer?

A:                                   On or before August 15, 2018, Jay Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Focus (“Merger Sub”) will commence the Offer by filing a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”). The Offer will initially remain open for twenty (20) business days, but can be extended on one or more occasions for periods of up to ten (10) business days per extension. During this period shareholders of Jamba, Inc. will be invited to sell their shares to Focus and Merger Sub for $13.00 per share. As soon as practical following consummation of the Offer (the “Offer Completion”), Merger Sub will merge with and into the Company.

Q:                                  What will happen in the merger?

A:                                   Merger Sub, a wholly-owned subsidiary of Focus, will merge with and into Jamba, and Jamba will survive the merger and continue as a wholly-owned subsidiary of Focus.  At the effective time of the merger (the “Closing”), each outstanding share of Jamba common stock will be converted into the right to receive $13.00 in cash from Focus, subject to adjustment for stock splits, stock dividends and similar events.  Focus’s paying agent will mail instructions to Jamba stockholders regarding surrender of their shares and procedures for payment.

Example:  If you own 1,000 shares of outstanding Jamba common stock, you will receive $13,000 in cash (computed as 1,000 shares of Jamba common stock x $13.00 per share = $13,000).

In addition, Jamba stock options, restricted stock units and Jamba’s Employee Stock Purchase Plan will be treated as described below under “Treatment of Jamba Employees’ Equity.”

Treatment of Jamba Employees’ Equity

Q:                                  What will happen to my stock options and restricted stock units (“RSUs”)?

A:                                   Focus will not convert Jamba employee equity awards into Focus equity awards in connection with the tender offer or the merger.  Instead, the vesting of any outstanding time-vesting Jamba stock options and RSUs you hold that have not been exercised or converted into Jamba common shares before the Closing will be accelerated in full immediately prior to the Closing.  These fully vested options and RSUs will be terminated at the Closing, and you will have no further rights in respect of the options and RSUs other than the right to receive the payments described below.  Your right to receive the payments described below in respect of the options and RSUs whose vesting was accelerated immediately prior to the Closing will be subject to your signing and returning to Jamba a Stock Award Cancellation and Release Agreement, as described below.

If you hold any Jamba stock options or RSUs that were granted to you under Jamba’s 2013 Equity Incentive Plan or as certain non-plan “inducement awards” and whose vesting is based in whole or in part upon the attainment of one or more performance goals, then in lieu of the vesting of those awards being accelerated in full, such awards will vest as of the Closing only to the extent of the actual attainment of the applicable performance goals.  Other than for this special performance vesting treatment, these options, RSUs and restricted shares will be treated in the same manner as time-vesting awards.

For any vested Jamba shares you own as a result of your exercise of stock options or that you have received in settlement of vested RSUs, you will be entitled to the same $13.00 per share that will be paid by Focus for all Jamba shares.

For each share subject to any outstanding vested Jamba stock option that you have not exercised before the Closing and that has an exercise price less than $13.00 (which we refer to as an “in-the-money option”), you will be entitled to receive the excess of $13.00 over your option exercise price.

For each share subject to any outstanding Jamba RSU you hold at the Closing that was already vested (without regard to the accelerated vesting described above), but not yet settled, you will be entitled to receive $13.00.

These payments in respect of your outstanding options or RSUs will be subject to deduction of applicable tax withholding.

In no event, however, will you retain any right to receive any shares or other equity securities of Jamba or Focus as of immediately following the Closing.

The following questions and answers discuss the specific treatment of each type of Jamba employee equity award in further detail.

Stock Options

Q:                                  What will happen to my stock options in the merger?

A:                                   Any Jamba stock options you continue to hold that are unexercised as of the Closing, whether vested or unvested, will not be “assumed” by Focus.  That means that your Jamba stock options will not be converted into Focus stock options.  In accordance with our employee equity plans, Jamba stock options that are not assumed by Focus or exercised before the Closing will automatically terminate at the Closing, and you will cease to have any rights to acquire any Jamba shares following the Closing.  However, the merger agreement provides that the vesting of your outstanding time-vesting options will be accelerated in full immediately prior to the Closing.  If you have an outstanding performance-vesting option granted to you under the 2013 Equity Incentive Plan or as a non-plan “inducement award,” then as required by the plan or applicable award agreement, your option will vest immediately prior to the Closing only to the extent of any actual attainment of the applicable performance goals.

You will be entitled to payment of the “spread” value for any outstanding options that are vested (including as a result of accelerated vesting) and which you hold at the Closing.  This means that if you have options that you have not exercised before the Closing and that are “in-the-money,” they will be canceled at the Closing, and you will become entitled to receive from Jamba an amount in cash equal to (A) the excess, if any, of $13.00 over the per share exercise price of your option, multiplied by (B) the number of unexercised shares subject to your option at the Closing.  Jamba will pay you this spread value, less required tax withholding, as soon as practicable after the Closing.  However, in order to receive prompt payment for the portion your time-vesting options whose vesting was accelerated at the Closing, you will need to sign and return the Stock Award Cancellation and Release Agreement described below.

Example:  Assume you were previously granted a Jamba stock option for 1,000 shares with an exercise price of $9.00 per share.  Further assume that you have already vested in, and exercised, your option for 250 shares.  Finally, let’s assume that at the Closing, your remaining option for 750 shares is outstanding and an additional 250 (of those 750) option shares have become vested under a time-based vesting schedule, all of which remain unexercised.  At the Closing, the remaining 500 unvested shares under your outstanding Jamba option would accelerate and become vested in full.  Your fully vested option for 750 shares would then be canceled at the Closing, and you would be entitled to receive $3,000 for your 750 vested option shares (computed as 750 vested option shares x ($13.00 per share - $9.00 per share exercise price) = $3,000).  Applicable taxes would be withheld from your payment.  Of course, you would also be entitled to receive $13.00 for any of the 250 shares you previously acquired by exercising your option that you either tender in the tender offer or that you still own at the Closing.

Any of your Jamba stock options that have exercise prices equal to or greater than $13.00 per share will also be canceled at the Closing, and, as provided by our employee equity plans, you will not be entitled to any payment for them because they are “out-of-the-money.”

Q:                                  How will I know if my stock options are vested and “in-the-money”?

A:                                   Your stock options generally become vested over time through your continued employment with Jamba.  The rate at which your options become vested is provided in the vesting schedule contained in your stock option agreement.  Subject to your continued employment, your options will continue to vest at this rate until the Closing.  At the Closing, any remaining unvested shares subject to your time-vesting options will become vested in full.  Your option’s vesting is subject to the terms and conditions of your stock option agreement.  If your options vest in whole or in part on the basis of the satisfaction of performance conditions, then they will vest at the Closing only to the extent that the performance goals have been satisfied at that time.

Your Jamba stock option is “in-the-money” if the exercise price per share is less than $13.00.  If your option has an exercise price equal to or greater than $13.00, then it is “out-of-the-money” and will also  terminate at the Closing, as provided by our employee equity plans, but you will not be entitled to receive any payment for it.

Q:                                  What will happen to my stock options if I cease to be a Jamba employee before the Closing?

A:                                   If you cease to be a Jamba employee, further vesting of your options will cease immediately after your last day of employment, and the unvested portion of your options will immediately terminate and cease to be outstanding.  If you cease to be a Jamba employee prior to the Closing, then since the unvested portion of your options would no longer be outstanding at the Closing, it would not be eligible for the accelerated vesting described above.  Generally, the portion of your options that had vested through your termination date would remain outstanding for three months following your termination date.  However, different rules apply under your stock option agreement if your employment terminates as a result of your death or disability.  If your employment with Jamba terminates and your vested options remain outstanding at the Closing, you would still be entitled to the “spread” value of your “in-the-money” vested options, as described above.

Q:                                  What choices do I have in dealing with my stock options?

A:                                   You have two choices.  You can either exercise all or any portion of your vested stock options (and tender them in the tender offer, if you wish), or you can do nothing and receive the “spread” value for your outstanding and unexercised vested options soon after the Closing.  All of Jamba’s normal rules and procedures will apply if you wish to exercise any of your vested options before the Offer Completion.  These rules include complying with any closed trading window periods that may apply to you under Jamba’s trading compliance policies.  If you exercise your vested options to acquire Jamba shares and either tender them in the tender offer or continue to hold those shares at the Closing, you will participate in the transaction as a stockholder and become entitled to receive $13.00 per share from Focus.  However, you do not need to take any action if you simply wish to be paid the “spread” value for your outstanding and unexercised vested options soon after the Closing.

RSUs

Q:                                  What will happen to my RSUs in the merger?

A:                                   Any Jamba RSUs you hold, whether vested or unvested, will not be “assumed” by Focus.  That means that your Jamba RSUs will not be converted into equity awards for Focus shares.  In accordance with our employee equity plans, Jamba RSUs that are not assumed by Focus will automatically terminate at the Closing, and you will cease to have any rights to acquire any Jamba shares following the Closing.  However, the merger agreement provides that the vesting of your outstanding time-vesting RSUs will be accelerated in full immediately prior to the Closing.  If you have outstanding performance-vesting RSUs granted to you under the 2013 Equity Incentive Plan or as a non-plan “inducement award,” then as required by the plan or applicable award agreement, your RSUs will vest immediately prior to the Closing only to the extent of any actual attainment of the applicable performance goals.

You will be entitled to receive from Jamba $13.00 in cash for each share that was subject to your terminated vested RSU award, less required tax withholding, as soon as practicable after the Closing.  However, in order to receive prompt payment for the portion your time-vesting RSUs whose vesting was accelerated at the Closing, you will need to sign and return the Stock Award Cancellation and Release Agreement described below.

Q:                                  How will I know if my RSUs are vested?

A:                                   Your Jamba RSU awards generally become vested over time either through your continued employment with Jamba or through a combination of your continued employment and Jamba’s satisfaction of specified performance goals.  The rate at which your award becomes vested over time is provided in the vesting schedule contained in your award agreement.  Subject to your continued employment, your award will continue to vest at this rate until the Closing.  Similarly, if the vesting of your award depends on the satisfaction of performance goals, these will be specified in your award agreement.  At the Closing, any remaining unvested portion of your time-vesting RSUs will become vested in full.  Vesting of your Jamba RSU awards is subject to the terms and conditions of your award agreement.  If your RSUs vest in whole or in part on the basis of the satisfaction of performance conditions, then they will vest at the Closing only to the extent that the performance goals have been satisfied at that time.

Q:                                  What will happen to my RSUs if I cease to be a Jamba employee before the Closing?

A:                                   If you cease to be a Jamba employee, your RSUs will cease vesting and will terminate immediately after your last day of employment.  If you cease to be a Jamba employee prior to the Closing, then since the unvested portion of your RSUs would no longer be outstanding at the Closing, it would not be eligible for the accelerated vesting described above.  Generally, therefore, if your employment with Jamba terminates before the Closing, you will not receive any payment for your terminated RSUs.

Q:                                  Do I have to take any action in connection with my RSUs before the merger?

A:                                   No.  Any  RSUs in which you vest before the Closing or whose vesting is accelerated as described above will entitle you to receive $13.00 per share from Jamba, subject to your signing and returning a Stock Award Cancellation and Release Agreement in connection with the portion of your time-vesting RSUs whose vesting is accelerated.

Stock Award Cancellation and Release Agreement

Q:                                  What is the Stock Award Cancellation and Release Agreement?

A:                                   If you hold any Jamba stock options or RSUs are not fully vested as of the date of the merger agreement, you will be furnished with a Stock Award Cancellation and Release Agreement.  The terms of the merger agreement require that you must sign and deliver this agreement to Jamba as a condition to the payment to you of merger consideration for the unvested portion of your stock options and RSUs whose vesting was accelerated at the Closing, and the payment to you of the offer price for your unvested restricted shares whose vesting was accelerated immediately prior to the Offer Completion.  You must have signed and delivered the Stock Award Cancellation and Release Agreement before the Closing in order to receive the applicable merger consideration promptly following the Closing.  Otherwise, you will not receive payment until three business days after you have delivered your signed Stock Award Cancellation and Release Agreement after the Closing.

In summary, by signing and delivering the Stock Award Cancellation and Release Agreement, you will agree that:

•                  Your outstanding equity awards will be canceled at the Closing, and thereafter you will have no right to acquire any capital stock of Jamba or Focus.  Instead you will have only the right to receive the cash payments described above.

•                  You release Jamba and all of its related persons from any claims you may have, whether known or unknown, against them, including any claims under federal, state or local laws pertaining to your employment.

•                  The released claims do not include (a) any claims arising under the merger agreement, (b) any claims relating to earned but unpaid compensation or benefits in connection with your employment with Jamba, (c) rights under any existing written Jamba severance or bonus agreement or plan to which you may be a party and provided to Focus prior to the date of the Stock Award Cancellation and Release Agreement, (d) any rights to indemnification by Jamba or (e) any claims that may not be released under applicable law.

•                  Except as required by applicable law, you will not make any written or verbal disparaging statement about Jamba or any of its related persons, including Focus and its affiliates.

For the avoidance of doubt, regardless of whether you sign a Stock Award Cancellation and Release Agreement, all outstanding equity awards will be cancelled as of immediately prior to the Closing, and you will cease to have any rights to acquire any shares or other equity securities of Jamba or Focus.  You will retain the right only to receive the applicable cash payment in respect of your cancelled equity awards, provided that any amount payable in respect of your time-vesting equity awards whose vesting accelerated immediately prior to the Closing will be paid to you only if you sign and deliver the Stock Award Cancellation and Release Agreement.

Treatment of Jamba Employee Stock Purchase Plan

Q:                                  How will the merger affect my participation in Jamba’s Employee Stock Purchase Plan (“ESPP”)?

A:                                   Focus will not “assume” the purchase rights outstanding under the ESPP or otherwise take over the operation of the ESPP.  As required by the merger agreement, no new offering will begin under the ESPP after the date of the merger agreement.  For any offering under the ESPP in progress on the date of the merger agreement, the Jamba board of directors will establish a final purchase date to occur no later than the last business day before the Offer Completion.  You will be notified in advance of the final purchase date.  If you are a participant in the ESPP and remain a participant on the final purchase date, your accumulated payroll deductions will be applied to purchase shares of Jamba common stock in accordance with the terms of the ESPP.  You would then participate in the merger as a stockholder and become entitled to receive $13.00 per share from Focus.  The ESPP will be terminated following the final purchase date and you will cease to have any rights to acquire any Jamba shares following the Closing.

Tax Matters

Q:                                  U.S. Employees: What are the tax consequences of the treatment of my stock options and RSUs and my participation in the ESPP in connection with the merger?

A:                                   Any transactions you have in connection with your Jamba stock options, RSUs or ESPP participation before the Closing will have their normal tax consequences to you.

For example, if you are a US employee and exercise a vested nonstatutory stock option, the excess of the market value of the shares you purchase over the option exercise price will be taxable to you as compensation income.  This income is subject to federal and state income and employment tax withholding, as applicable.  Jamba would collect this tax from you at the time of your option exercise or deduct it from the sale proceeds if you exercise your option through a same-day exercise and sale procedure.

If you do not exercise your vested and in-the-money Jamba stock options before the Closing, the “spread” value that Jamba will pay you upon their termination at the Closing will be taxable to you as compensation income if you are a US employee.  Jamba will be required to withhold applicable federal and state income and employment taxes from the amount it pays to you.

If you vest in additional RSUs before the Closing, the market value of the shares of Jamba common stock issued to you in settlement of your vested award before the Closing will be taxable to you as compensation income if you are a US employee.  This income is subject to federal and state income and employment tax withholding, as applicable.  For any vested RSUs (including those whose vesting is accelerated at the Closing) that are canceled at the Closing, the payment that Jamba will make to you will be taxable to you as compensation income if you are a US employee.  Jamba will be required to withhold applicable federal and state income and employment taxes from the amount it pays to you.

When your vested shares are exchanged for $13.00 in transaction consideration, either in the tender offer or at the Closing of the merger, you will recognize capital gain or loss in disposing of the shares.  That gain or loss is determined by the difference between the $13.00 you receive for each share and the share’s adjusted tax basis.  The adjusted tax basis of shares you sell is generally equal to the sum of the purchase price you paid for the shares, if any, and the amount of ordinary income you recognized when the vested shares were transferred to you.  Whether the capital gain or loss is long-term or short-term will depend on how long you have held the shares before disposing of them.

If you are a US employee participating in the ESPP on the final purchase date before the Closing, the normal tax consequences of that participation will apply.  You will have no taxable income as a result of purchasing Jamba common shares on the final purchase date.  Since the final purchase date will likely occur shortly before the Closing, you will have a “disqualifying disposition” of those shares when they are exchanged for the $13.00 per share price in the merger.  The tax consequences for US employees of a disqualifying disposition are: (a) the difference between the Jamba share market value on the ESPP purchase date and your purchase price is taxable as ordinary income and (b) any additional gain or loss you realize from the disposition of your shares in the merger will be taxable as short-term capital gain or loss.  These amounts are not subject to tax withholding by Jamba, and you will be responsible for reporting them on your own tax return.

Because tax matters are very complicated and the consequences of the merger to any particular Jamba securityholder will depend on that holder’s particular facts and circumstances, each holder of Jamba common stock, stock options, RSUs and participant in the ESPP is strongly encouraged to consult his or her personal tax advisor regarding questions with respect to his or her personal tax consequences.

Additional Information and Where to Find It

The proposed acquisition of the Company (the “tender offer”) described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Company stock. At the time the tender offer is commenced, Merger Sub will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Merger Sub files with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the tender offer. The solicitation/recommendation statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at www.ir.jambajuice.com.

Forward-Looking Statements

Certain forward-looking statements made in this communication, including any statements as to future results of operations and financial projections, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the surviving company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, actual future results and trends may differ materially from what is forecast in forward-looking statements. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility that prior to the completion of the transactions contemplated by the Merger Agreement, the Company’s business may experience significant disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Parent, Merger Sub and the Company, as applicable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update or publicly release any revisions to any forward-looking statements to reflect events, circumstances or changes in expectations after the date of this communication.